[ING FUNDS LOGO]

September 7, 2007

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Withdrawal of Registration Statement on Form N-14 of ING Investors Trust (on behalf of ING VP Index Plus International Equity Portfolio) (File Nos. 333-144939; 811-05629)

Ladies and Gentlemen:

In accordance with Rule 477 under the Securities Act of 1933, as amended, ING Investors Trust (the “Registrant”) hereby respectfully requests the U.S. Securities and Exchange Commission (the “Commission”) consent to the withdrawal of its Registration Statement on Form N-14, as filed with the Commission via EDGAR (File Nos. 333-144939; 811-05629) (the “Registration Statement”).

The Registration Statement was filed in connection with a reorganization in which ING VP Index Plus International Equity Portfolio, a series of the Registrant, will acquire all of the assets of ING VP International Equity Portfolio, a series of ING Variable Portfolios, Inc., in exchange for shares of ING VP Index Plus International Equity Portfolio and the assumption by ING VP Index Plus International Equity Portfolio of the known liabilities of ING VP International Equity Portfolio.

This request to withdraw the Registration Statement is being made after consultation with the Commission Staff regarding the need to provide the identifier numbers of the classes of ING VP Index Plus International Equity Portfolio in the EDGAR submission of the Registration Statement pursuant to Rule 313 of Regulation S-T.

The Registrant confirms that no securities have been sold in connection with the offering and no prospectus contained in the Registration Statement has been distributed.  It is our opinion that the withdrawal of this Registration Statement would be consistent with the public interest and the protection of investors.

Accordingly, we request that an order granting the withdrawal of this Registration Statement be deemed granted by the Commission immediately.

We appreciate your prompt attention to this matter.

Should you have any questions, please feel free to contact the undersigned at 480.477.2666 or Steven S. Drachman of Dechert LLP at 212.641.5627.

Sincerely,

/s/ Huey P. Falgout

Huey P. Falgout, Jr.
Secretary

cc:	Christopher C. Okoroegbe, Esq.
ING U.S. Legal Services

Philip H. Newman, Esq.
Goodwin Procter, LLP

Jeffrey S. Puretz, Esq.
Dechert LLP